EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Seabridge Gold Inc. (the "Company")
106 Front Street East, Suite 400
Toronto, Ontario
M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

July 30, 2014

ITEM 3.	NEWS RELEASE

Issued July 31, 2014 and distributed through the facilities of CNW (Canadian Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced today that the British Columbia Environmental Assessment Office (“BCEAO”) had advised Seabridge that its Application for an Environmental Assessment Certificate for its KSM Project had received final approval from the British Columbia Ministers of the Environment and Energy and Mines. The Ministers, in their decision, have concluded that the construction, operation and decommissioning of the KSM Project are not likely to result in significant adverse effects.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Rudi Fronk
Telephone: (416) 367-9292

ITEM 9.	DATE OF REPORT

DATED at Toronto, Ontario, this 1st day of August, 2014.

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	July 31, 2014

Seabridge Gold’s KSM Environmental Assessment Application
Receives Final Approval from British Columbia

Toronto (Canada) – Seabridge Gold announced today that the British Columbia Environmental Assessment Office (“BCEAO”) has advised Seabridge that its Application for an Environmental Assessment Certificate for its KSM Project has received final approval from the British Columbia Ministers of the Environment and Energy and Mines. The Ministers, in their decision, have concluded that the construction, operation and decommissioning of the KSM Project are not likely to result in significant adverse effects.

Seabridge Gold Chairman and CEO Rudi Fronk said: "I would like to acknowledge the extraordinary dedication of our personnel and the outstanding professionalism of the BCEAO which together have brought us to this successful conclusion. I would also like to thank the Nisga’a Nation, First Nations and local communities who participated in this process, for their expressions of encouragement and support as well as for their thoughtful input which has helped us improve our project design. We are confident that KSM will also be approved at the Federal level within the next several months.”

“This decision confirms that KSM is a well-designed, environmentally responsible project which is technically feasible and offers significant economic benefits to both British Columbia and Canada. This decision also affirms the value of extensive public consultation early in the environmental assessment process which helped us to understand the cultural, social, environmental and economic context of the KSM Project. We believe the conditions imposed on the project by the Province are reasonable and we are in full agreement with them. Furthermore, we regard this approval as an expression of trust in us not only to meet the obligations mandated in this approval but also to continue to respond to the ongoing needs of members of the communities in British Columbia’s northwest.”

The KSM Project has been undergoing a joint harmonized federal-provincial environmental assessment review as outlined by the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act. On July 21, 2014, the Canadian Environmental Assessment Agency (CEAA) released its final Comprehensive Study Report for the KSM Project which concluded that “the KSM Project is not likely to cause significant adverse environmental effects taking into account implementation of the mitigation measures described in the report.” The report has been posted on the CEAA website for a 30-day public comment period, after which the Federal Minister of Environment will decide whether to approve the KSM Project. Seabridge expects the Federal Minster’s decision in the fall.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding the approval of the KSM Project at the Federal level in the next several months and mineral reserves and resources of the Company are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net